

GROOMIT

PET GROOMING IS CHALLENGING!

- Customers need to wait **weeks** or **months** to get an appointment with a good groomer.

- Appointments often aren't available when it's convenient for customers (nights and weekends).

- **Pets get anxious** traveling to unfamiliar environments (mobile grooming and salons).

- There are serious **pet health concerns** in cages at salons & multiple handlers.

- Difficult finding **good & reliable** groomers consistently.



GROOMIT IS THE SOLUTION


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10:23 AM
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GROOMIT
Welcome to Groomit
Same-day pet grooming at your home
Book & pay securely through the app
BOOK NOW
EXPLORE

- On-demand, **same day** grooming through our mobile app.
- Customers can schedule at their desire time, **anytime.**
- **No traveling** required - the groomer comes to your home or apartment.
- A **personalized** and **safe** experience for the pet in a familiar environment.
- **Extensive network** of certified & insured groomers.

3 EASY STEPS











Schedule Appointment
Upcoming Appointment
Mike
Gold Package | Teeth Brush
Anal Gland Expression
1/27/2020
08:00pm
ID:000000
1091 Yonkers,
Yonkers NY 10704
Sara
Dog and Cat
Groomer
5.0
Rating
Services
Appointments
My Groomers
Invite Friends

Customers books grooming appointment at desired time.

Open Appointments
Open
Upcoming
Fri Jul 24, 2020
OPEN APPOINTMENT
Specific
09:00am - 10:00am
301 sommerville pl
Yonkers, 10703
Gold
Size: M
Lhasa Apso
$90.35
Earnings
SELECT
Sat Jul 25, 2020
OPEN APPOINTMENT
Specific
09:30am - 10:30am
209 west 97th # Gb- please call, it is the garden apartment to the left of 209
New york , 10019
Gold
Size: L
Bernedoodle
$132.6
Earnings
SELECT

Groomer accepts appointment through their mobile app.

The New York Times
House Calls for Everything!
Scared to go out for that manicure, dog grooming or tattoo renewal? These businesses will come to you.

Groomer arrives on time with all supplies and completes grooming.

MARKET OPPORTUNITY

 Pets (Dogs & Cats) in the US

 ~**55%** of pets are in urban households ~**50%** of pet households in 25 metros

 Average of **2/yr** grooming visits

 Average urban spending of **$75/per visit**

 Market share capture ~50% (first mover advantage)

 ~35% gross Profit

~164m Pets in US

~82m Urban Pets

164m visits

$12.3b Spending

$6.15b Gross Revenue

$2.15b Gross Profit

OUR BUSINESS MODEL

2 sided on-demand platform

(Similar to Uber, Doordash, Airbnb and Zeel)


Pet Parent
Groomer
In-Home
grooming service
Ratings
Appointment
bookings
Paid weekly
65% service fee
100% tips
Payment for
service
Possible
working shifts
GROOMIT

Accomplishments



40%
Rebook



95%
Appointment completed

12,000+

Total
Appointments

6,000+

Pets groomed

1.2m

Average revenue
run rate

50+

Groomers

Why **Raise Funds Now?**

↑ **Organic user base growth**
↑ **Organic Traffic**

14445
15264
16111
16765
17163
18465
19158
19712
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
REGISTRATION
Total
Registrations

Why?

Why **Groomit** is the better alternative





- In-home pet grooming is more desirable than salon post-COVID
- Many salons and vans had to close, freeing up supply for in-home dog grooming
- Increasing awareness of Groomit during pandemic (NY Times)

↓ **Customer Acquisition Cost**



Cost Reg./Book
$70.00
$52.50
$35.00
$17.50
$0.00
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Costs / Reg
Costs / Book

*Money spent on marketing decreased, while organic traffic increased

↑ **Profit / Booking**



Avg. Profit
$50.00
$37.50
$25.00
$12.50
$0.00
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20

*All non essential Businesses were closed due to pandemic regulations in New York

OUR COMPETITION



Neighborhood Salons & Self-Wash Areas



Mobile Groomers



Independent Groomers

	Groomit	Salon	Mobile vans
Same-Day booking	Yes	No	No
Grooming observation	Yes	No	No
Communication with groomer	Yes	No	No
Environment	Familiar	Unknown	Unknown
Convenience	Yes	No	Yes
Scheduling	Instant groomer assignment	Based on salons availability	Based on Mobile vans availability
Tech Enabled	Yes	No	No

OUR COMPETITIVE ADVANTAGES



1st to market
First on-demand in-home pet grooming service.



Groomer incentive
- Industry leading Commission
- 100% tips
- Groomers are fully supplied
- Given workers comp



Ease of use
Platform is designed to be user-friendly, allowing groomers and customers to manage and track their appointments.



Same-day Bookings
Groomit is the first to create a platform offering same-day grooming and maximizing convenience.



Environment
Groomit prides itself in grooming pets in the most familiar and friendly environment possible.

OUR TECHNOLOGY

Our robust in-house developed platform directly connects customers with groomers based on customer's requirements for pet type, time, date and place

Consumer App / Web



Choose a Service Package
Gold
Eco
Silver
Gold
$139.00
Dry Brush Out
Bath
Conditioner
Ear Cleaning
Nail Trim
Blow Dry
Cologne
Sanitary Trim
HAIRCUT
SELECT
Continue

- Specific matches between customer and groomer for best possible experience
- Connects groomer with customer in under 5 minutes
- custom designed to coordinate with support team and services

Groomer App



My Appointments
Earnings
Open Appointments
Messages
Next Appointment
ID:000000
Mike
1 year, Other/Mixed
Owner: Sofia Goya
Gold Package +
1/27/2020
08:00pm
1091 Yonkers,
Yonkers NY 10704
Earnings
$65.40
I'm On My Way
Check-In

- Instant access to open appointment including specific details such as earning
- Instant communication with customer to match specific needs of customer
- Secure billing method offering financial security for groomer earnings



Available on the App Store

Android App on Google play

Available on IOS, Android and the Web

The platform is Zip Code driven, making it easy to enable any area at any time.

INVESTMENT **OPPORTUNITY**



$1m Equity Raise
Currently raising $1,000,000 to expand rapidly in the **Tri-State** area and on the **East Coast**



5-7.5% Equity Stake
Based on a valuation of $14.5m



Use of Funds

- Runway of 2 years for the existing team

- Pay off short-term debt

- Expand team operations

- Platform and infrastructure development & improvement

- Support Customer Acquisition Costs (Groomers, Pet Parents) for new markets

- Adding products to increase customer basket size i.e.

shampoos/conditioners/add ons

OUR TEAM



Sohel Kapadia
CEO & Co-founder

Entrepreneur with over 20 years of experience in Telecom and Real Estate. Built and successfully exited a telecom business with 10,000,000+ Customers.



Lars Rissmann
COO

Pet Parent frustrated with existing grooming solutions. With over 20 years of experience in operations. Working with Sohel for 10 years.



Anna Zege
VP Quality Control & Co-founder

Pet Parent frustrated with inconvenience of traditional grooming experience in NYC. Entrepreneur with a passion for pet care.



Jun Hyuk Seo
CTO

Senior Software Engineer experienced in building Enterprise Systems telecom company. Working with Sohel for 10 years.



IT Development
Argentina Team



Support Team
Turkey Team



Groomer Recruitment
India Team



THANK YOU!



GROOMIT